Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

POSITIVE PROFIT ALERT IN RELATION TO
THE THREE MONTHS ENDED 31 MARCH 2023

This announcement is made by MINISO Group Holding Limited (the “Company”) in accordance with Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

The board of directors of the Company (the “Board”) wishes to inform the shareholders of the Company and potential investors that based on a preliminary review and assessment of the unaudited consolidated management accounts, the Company expects to record an adjusted net profit1, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses, of not less than RMB400 million for the quarter ended March 31, 2023 (“March Quarter”), representing an increase of not less than 260% year over year from RMB110.7 million in the same period of 2022.

Based on information currently available, the Board considers that the expected year-over-year increase in adjusted net profit in the March Quarter was mainly due to (i) higher gross margin contributed mainly by newly launched products in relation to the Company’s execution of strategic brand upgrade of MINISO in China, and the cost-saving measures the Company adopted to reduce costs of certain products; and (ii) a lower level of operating expenses as a percentage of revenue in the March Quarter that saw a strong sales recovery in China and overseas markets of the Company.

As the Company is still in the process of preparing and finalizing its quarterly results for the March Quarter, the information contained in this announcement is only based on the preliminary review and assessment of the unaudited consolidated management accounts and is not based on any financial data or other information that has been audited or reviewed by the Company’s independent auditor or the audit committee of the Board. The above data may therefore differ from the figures to be disclosed in the audited or unaudited consolidated financial statements to be published by the Company. Accordingly, the above figures are strictly for information only and not for any other purposes.

Shareholders and potential investors are advised not to place undue reliance on the information disclosed herein and to exercise caution when dealing in the securities of the Company. Any shareholder or potential investor who is in doubt is advised to seek advice from professional advisers.

1       See the sections titled “Non-IFRS Financial Measure” in this press release for more information.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as supplemental measure to review and assess its operating performance. The presentation of the non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses.

MINISO presents the non-IFRS financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The non-IFRS financial measure enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of the non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

The non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as analytical tools. One of the key limitations of using the non-IFRS financial measure is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, the non-IFRS financial measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as alternative to profit, as applicable, or any other measures of performance or as indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures. The non-IFRS financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, April 25, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu and Mr. LI Minxin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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